SL GREEN REALTY CORP.

SL GREEN OPERATING PARTNERSHIP, L.P.

RECKSON OPERATING PARTNERSHIP, L.P.

420 Lexington Avenue

New York, NY 10170

September 2, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., Registration Statement on Form S-4

Ladies and Gentlemen:

SL Green Realty Corp. (“SL Green”), SL Green Operating Partnership, L.P. (“SLGOP”) and Reckson Operating Partnership, L.P. (“ROP” and together with SL Green and SLGOP, the “Registrants”), the primary co-obligors under their 7.75% Senior Notes due 2020 (the “Restricted Notes”), are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (hereinafter, Shearman & Sterling).  The Registrants represent as follows:

1.             The Registrants have not entered into any arrangement or understanding with any person to distribute the 7.75% Senior Notes due 2020 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.             In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.             The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.             The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.

5.             The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling) in connection with any resale of such Exchange Notes.

6.             The Registrants will require the exchange offeree to represent to the following additional provisions:

(a)                                  If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)                                 If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	SL Green Realty Corp., its general partner

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

RECKSON OPERATING PARTNERSHIP, L.P.

By:	Wyoming Acquisition GP LLC, its general partner

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Director